

03 JUN -9 AM 7:21

3 June 2003

The Mound
EDINBURGH
EH1 1YZ

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

Exemption

Dear Sirs,

Halifax Group PLC SUPPL

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st May to 31st May 2003.

Announcements made to the London Stock Exchange:-

01.05.03 Application to UKLA for up to US$65,000,000,000 Programme for the Issuance of Debt Instruments. Issuer HBOS plc
01.05.03 Rule 8 Disclosure. Scottish & Newcastle
01.05.03 HBOS major interest in Ecofin Water & Power Oportunities plc
02.05.03 Halifax House Price Index
02.05.03 Rule 8 Disclosure. Brit Insurance Holdings
02.05.03 Rule 8 Disclosure. Somerfield
02.05.03 Rule 8 Disclosure. Thistle Hotels
02.05.03 Rule 8 Disclosure. Scottish & Newcastle
02.05.03 Rule 8 Disclosure. Mitchells & Butlers
02.05.03 HBOS & Subsidiaries have major interest in Invesco Leveraged High Yield Fd Ld
06.05.03 Rule 8 Disclosure. Scottish & Newcastle
06.05.03 Rule 8 Disclosure. Brit Insurance Holdings
06.05.03 Rule 8 Disclosure. Mitchells & Butlers
06.05.03 Rule 8 Disclosure. Mitchells & Butlers
07.05.03 Rule 8 Disclosure. Scottish & Newcastle
07.05.03 Rule 8 Disclosure. Mitchells & Butlers
07.05.03 Rule 8 Disclosure. Mitchells & Butlers
07.05.03 Director shareholding. Mrs I M Hobson acquired 2,000 shares at 711.94p. Total holding following notification 4,000 ordinary shares.
08.05.03 45,415 shares released from scheme by HBOS plc Employee Trust Limited.
08.05.03 Rule 8 Disclosure. Selfridges
08.05.03 Rule 8 Disclosure. Scottish & Newcastle
08.05.03 Rule 8 Disclosure. Mitchells & Butlers
09.05.03 Rule 8 Disclosure. Mitchells & Butlers
09.05.03 HBOS proposal to acquire BankWest
09.05.03 Rule 8 Disclosure. Scottish & Newcastle
12.05.03 HBOS & subsidiaries have major interest in Helphire Group
12.05.03 Rule 8 Disclosure. Mitchells & Butlers
13.05.03 Rule 8 Disclosure. Chubb
13.05.03 Rule 8 Disclosure. Mitchells & Butler

dlw 6/19

13.05.03	Rule 8 Disclosure. Mitchells & Butler
14.05.04	Rule 8 Disclosure. Debenhams
14.05.03	Rule 8 Disclosure. Debenhams
14.05.03	Application to UKLA & LSE for block listing under the Halifax Group plc Sharesave Scheme.
15.05.03	Rule 8 Disclosure. Scottish & Newcastle
15.05.03	Rule 8 Disclosure. AWG PLC
15.05.03	Rule 8 Disclosure. AWG PLC
16.05.03	Rule 8 Disclosure. AWG PLC
16.05.03	Rule 8 Disclosure. Scottish & Newcastle
16.05.03	Rule 8 Disclosure. Scottish & Newcastle
19.05.03	Rule 8 Disclosure. AWG PLC
19.05.03	Rule 8 Disclosure. Scottish & Newcastle
19.05.03	HBOS notification of major interest in Thompson Clive Investements.
20.05.03	Rule 8 Disclosure. Scottish & Newcastle
20.05.03	Rule 8 Disclosure. Mitchells & Butler
21.05.03	Rule 8 Disclosure. Scottish & Newcastle
21.05.03	Rule 8 Disclosure. Mitchells & Butler
21.05.03	Application to UKLA re Share Dividend Plan
22.05.03	Rule 8 Disclosure. Mitchells & Butler
22.05.03	Rule 8 Disclosure. Scottish & Newcastle
22.05.03	Rule 8 Disclosure. Scottish & Newcastle
22.05.03	HBOS announced that remaining 220,845 ordinary shares of MBL Holdings will be issued shortly.
23.05.03	Rule 8 Disclosure. Debenhams
23.05.03	Rule 8 Disclosure. Mitchells & Butlers
23.05.03	Rule 8 Disclosure. Scottish & Newcastle
23.05.03	Director Shareholding. 968 shares in Bank of Scotland Profit Sharing Stock Ownership Scheme transferred to beneficiary of member of staff who died
23.05.03	Director Shareholding. Shares allotted under elections to participate in the HBOS plc Share Dividend Plan
23.05.03	HBOS issue of US$1,000,000,000 4.25% Subordinated Guaranteed Notes
27.05.03	Rule 8 Disclosure. Scottish & Newcastle
27.05.03	HBOS notification of major interest in Chaucer Holdings PLC
28.05.03	Rule 8 Disclosure. Scottish & Newcastle
28.05.03	Rule 8 Disclosure. Debenhams PLC
28.05.03	Clarification of announcement of 27.05.03 re Chaucer Holdings
29.05.03	Rule 8 Disclosure. Debenhams PLC
29.05.03	Notification of HBOS major interest in Thompson Clive Investments PLC
29.05.03	Rule 8 Disclosure. Scottish & Newcastle
30.05.03	Rule 8 Disclosure. Scottish & Newcastle
30.05.03	Rule 8 Disclosure. Debenhams PLC
30.05.03	HBOS notification of major interest in Brit Insurance Holdings

Documents lodged at Companies House:

3 Form 88(2)'s – Return of Allotment of	131,823	Shares registered on 02.05.03
5 Form 88(2)'s – Return of Allotment of	24,710	Shares registered on 07.05.03
1 Form 88(2)'s – Return of Allotment of	92,746	Shares registered on 09.05.03
2 Form 88(2)'s – Return of Allotment of	2,139	Shares registered on 14.05.03
3 Form 88(2)'s – Return of Allotment of	15,483	Shares registered on 15.05.03
1 Form 88(2)'s – Return of Allotment of	39,343	Shares registered on 16.05.03
2 Form 88(2)'s – Return of Allotment of	4,777	Shares registered on 22.05.03
1 Form 88(2)'s – Return of Allotment of	48,974,120	Shares registered on 23.05.03

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	401		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 401
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/3

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange


Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	432	8,517	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.37	£4.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 6,921
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,028
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/3

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029

DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	**7th May 2003**
Mr William Edward Morgan 19 Harlech Road LLANDUDNO Gwynedd LL30 1RQ	**2028**
1 record	**2028**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4,846		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR NOEL MACMAHON	Class of shares allotted: ORDINARY	Number allotted: 418
Address: 42 CEDARMOUNT ROAD MOUNT MERRION CO DUBLIN IRELAND		
UK postcode:		
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 86
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 4342
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the ~~number~~ of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	**7th May 2003**
Mr Robert Allen Christopher Wellam House Foscote Road Maids Moreton BUCKINGHAM MK18 1QQ	**769**
Mrs Susan Margaret Clifford 310 Wendover Road Weston Turville Weston Turville Bucks HP22 5TN	**771**
Mr John Drummond 9 Broad Way HOCKLEY Essex SS5 5EL	**104**
Mrs Valerie Joan Grove 7 Llandilo Close DINAS POWYS South Glam CF64 4PR	**154**
Mr Ian James Kenneth Hastie 35 Furze Road WORTHING West Sussex BN13 3BP	**145**
Mr Andrew Henderson 136 Albert Road EPSOM Surrey KT17 4EL	**308**
Mrs Christine Mary Johnson 17 Mortonhall Park Gardens EDINBURGH EH17 8SR	**154**
Mr Allan K Lang Top Flat Right 10 Esslemont Avenue ABERDEEN AB25 1SL	**92**

Mr Colin McLaren 5 Kingston Heights North Leigh WITNEY Oxon OX29 6RW	**769**
Mr Robert Allen McWhirter 37 Jaunty Mount Sheffield South Yorkshire S12 3DR S12 3DR	**154**
Mr John Nixon 49 Hallas Road Kirkburton Huddersfield HD8 0QQ	**771**
Mrs Jacqueline Maud Walsh Conifers 4 Cameron Drive Falkland CUPAR Fife KY15 7DL	**151**
12 records	**4342**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	540	4,766	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.37	£5.7879	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	5,306
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/3

Deputy
A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	05	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	92,746		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.055		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: ORDINARY	Number allotted: 92,746
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 19/5/3

~~A director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

e

Name	NHI No	Address		Postcode	No of shares allotted	Option price (p)	
William Scott Anderson	YP623947B	34 Carfrae Gardens	Edinburgh	EH4 3SS	848	574.33	
					3,152	583.50	
					746	610.00	
					4,746		**4,746**
8th May 2003						**Total**	**4,746**

ee

Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
William Gordon Barclay	YA003965D	The Coulin	122 Stanstead Road	Caterham	Surrey	CR3 6AE	23,500	273.67	
							16,000	535.33	
							15,500	583.50	
							15,500	551.50	
							17,500	610.00	
							88,000		**88,000**
8th May 2003								**Total**	**88,000**


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,102		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 7.245		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,102
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,037		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.245		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 1,037
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	15	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,574		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.99		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 9,574
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/5/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

ee

Name	NHI No	Address		Postcode	No of shares allotted	Option price (p)	
Michael Thomas Struthers	YL612719A	4 Midmar Gardens	Edinburgh	EH10 6DZ	574	273.67	
					4,000	535.33	
					2,488	574.33	
					2,512	583.50	
					9,574		**9,574**
15th May 2003						**Total**	**9,574**



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,438		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 858
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,580
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/3/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**14th May 2003**
Mrs Astrid Annette G Pestell 44 Holmes Grove BRISTOL BS9 4EE	**1217**	
Mr Gary P Wallis 8 Arran Court Tibshelf ALFRETON Derbyshire DE55 5QY	**1363**	
2 Records	**2580**	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,471		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 846
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 1,625
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/3

~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

	Shares to Individual	**14th May 2003**
Mrs Angela Mary Harris West View Lodge Wrotham Road Hook Green Meopham GRAVESEND Kent DA13 0HX	**215**	
Mrs Jacqueline Horsfall 6 Brambling Mews Morley LEEDS LS27 8GL	**162**	
Mr James Edward Kent 11 Wheelwrights Weston Turville AYLESBURY Bucks HP22 5QS	**470**	
Mrs Astrid Annette G Pestell 44 Holmes Grove BRISTOL BS9 4EE	**308**	
Miss Amanda Vicary 2 Springfield Orchard Alexandra Road CREDITON Devon EX17 2DZ	**470**	
5 Records		
TOTAL	**1625**	


Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	13,453	1,308	14,392
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16 / 05 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,001	7,321	868
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 23,680
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 15,663
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/13

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

EXERCISE 12 CERTIFICATES.xls

Title	Forenames	Surname	NHI	Address					Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units
Mr	David	Cochrane	YR616094C	19 Alma Park	Brodick	Isle Of Arran		KA27 8AT	0	0	0	0	209	189	0	398
Mr	David John	Hastings	YM472848C	2 Buckstone Loan East	Edinburgh			EH10 6XD	0	0	0	0	0	226	254	480
Mrs	Sandra Jean	Carroll	YR697561A	31 Howe Park	New Swanston	Edinburgh		EH10 7HF	0	0	0	327	0	135	0	462
Mr	Thomas	Borthwick	YK791003C	26 Barnton Park Avenue	Edinburgh			EH4 6ES	0	0	0	0	423	0	368	791
Mr	William Carson	McCallum	YR934667C	3 Devon Way	Ladywell	Motherwell	Lanarkshire	ML1 3NJ	0	375	0	0	0	0	0	375
Mrs	Angela Jewel	Dobbins	YM200967D	16 New Avenue	Howwood	Johnstone		PA9 1BD	0	0	0	0	0	0	63	63
Mrs	Agnes Haxton Forbes	Cullinane	ZY262116A	22 Carrick Knowe Avenue	Edinburgh			EH12 7BX	0	0	0	0	336	133	105	574
Mrs	Isabella Anne Skene	Skene	YE478658B	13 Tollohill Drive	Kincorth	Aberdeen		AB1 5DQ	0	375	0	0	0	0	0	375
Mrs	April	Nelson	WM514213A	20 Poplar Park	Port Seton	East Lothian		EH32 0TD	0	0	0	196	0	0	0	196
Mrs	Shona	McAtee	YL671301A	32 Nivison Avenue	Sanqhar	Dumfries-Shire		DG4 6AF	0	0	0	0	0	203	0	203
Mr	Neil	Sutherland	NB430848A	158 Bailielands	Linlithgow	West Lothian		EH49 7TG	0	0	196	0	209	128	0	533
Mrs	Maria Jane	Erdogdu	NM291886D	11 George Walk	Tranent	East Lothian		EH33 2EN	0	0	194	557	0	0	78	829
Mrs	Ann Margaret	Angus	YK350385C	29-6 Moat Street	Edinburgh			EH14 1PL	0	0	0	0	0	81	0	81
Mrs	Jennifer Margaret Findlay	Mainland	YT949903B	16 Claddens Place	Lenzie			G66 5NN	0	0	0	0	0	169	0	169
Mrs	Hazel McNaughton	Hamilton	YL500739B	16 Muirton	Aviemore			PH22 1SF	0	0	0	262	0	135	0	397
Mrs	Angela	Stewart	NS834084D	77 Forge Road	Seaforth Gardens	Ayr		KA8 9NJ	0	0	0	983	0	0	0	983
Mrs	Janette	Shepherd	WL905221B	112 Linefield Road	Carnoustie			DD7 6DT	0	0	0	0	135	113	0	248
Mr	Stewart Henry	McCombe	NS504058C	13 Belmont Road	Bramhall	Stockport	Cheshire	SK7 1LD	0	0	0	721	0	0	0	721
Miss	Gillian Clare	Farron	NW498422A	4 Buckie Close	Bridge Of Don	Aberdeen		AB22 8DJ	0	0	0	393	0	0	0	393
Mrs	Judith Elaine	Garvie	NR181028A	251 Wellesley Road	Methil	Fife		KY8 3BN	0	0	0	262	0	0	0	262
Mrs	Alison Margaret	Kerr	NX138813A	South Corton Farm	Ayr			KA6 6BX	0	0	0	0	0	378	0	378
Mrs	Lindsay Jane	MacMaster	NW119026D	12 Knapphill	The Heathery	Dunfermline	Fife	KY11 8WG	0	0	918	797	689	672	0	3,076
Mr	Mark William	D'angelo	WL423068C	9 Wester Broom Place	Edinburgh			EH12 7RU	0	375	0	0	0	0	0	375
Mr	Walter Neil	Beattie	NA241992D	38 Newmills Crescent	Balerno	Midlothian		EH14 5SX	0	0	0	655	0	0	0	655
Mr	Robert	Nelson	WM483708B	20 Poplar Park	Port Seton	East Lothian		EH32 0TD	0	0	0	196	0	0	0	196
Mr	David Hugh	Bell	JA323599D	1 The Beeches	Blackwood	South Lanarkshire		ML11 9YR	0	0	0	0	0	169	0	169
Mrs	Linda Anne	Bowie	WL357577C	12 Bannerman Avenue	Inverkeithing	Fife		KY11 1NG	0	0	0	0	0	33	0	33
Mrs	Norma	Wilson	YE384663D	98 Dalum Grove	Loanhead	Midlothian		EH20 9LY	0	0	0	0	0	237	0	237
Mrs	Deborah Maria	Edwards	WM703044D	7 Ascot Drive	Great Sutton	South Wirral		CH66 2NB	0	0	0	131	0	0	0	131
Mrs	Sara Louise	Ashton	JA219681B	18 Manna Drive	Greenacres	Chester		CH2 4RP	0	0	0	131	0	0	0	131
Mrs	Sharon	Connolly	JE937308A	75 Elthorne Avenue	Hanwell	London		W7 2JZ	0	0	0	0	0	713	0	713
Mrs	Melanie Louise	Moyle	NP376435A	8 Bluewater Drive Elborough V	Hutton	Weston Super Mare		BS24 8PF	0	0	0	0	0	305	0	305
Miss	Lisa	Rowett	NE906810D	Evergreen 84 Ashover Road	Old Tupton	Chesterfield	Derbyshire	S42 6HJ	0	0	0	393	0	135	0	528
Mrs	Amanda-Jane	Macdonald	NY797708B	26 Anemone Way	Bold	St Helens		WA9 4ZJ	0	0	0	0	0	203	0	203
									0	**1,125**	**1,308**	**6,004**	**2,001**	**4,357**	**868**	**15,663**


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22 / 05 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	216	3,276	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.37	£5.7879	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED	ORDINARY	3,492
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/03

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,269	16	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 380
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 905
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/03

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual		**21st May 2003**
Mr Julian Andrew Hirst 13 York Road SOUTHWOLD Suffolk IP18 6AN	**634**	
Mr Peter Hughes 54 Woodside Road Downend BRISTOL BS16 2SL	**101**	
Mrs Sarah Smith Chrysdale Main St Craigrothie Cupar CUPAR Fife KY15 5QA	**154**	
Mr Peter Hughes 54 Woodside Road Downend BRISTOL BS16 2SL	**16**	
4 records	**905**	



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	48,974,120		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£6·159		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED CD ROMS & LIST	Class of shares allotted: ORDINARY	Number allotted: 48,974,120
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/5/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (DEPUTY)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS plc
Allotment Return Amendments
Share Dividend Plan Payable 23 May 2003

Total shown on Allotment Return x 2	47,485,787
State Street Nominees Limited <AL9S>, One Canada Square, London E14 5AF	+53,136
Halifax Nominees Limited, Trinity Road, Halifax, HX1 2RG	+1,435,197
Total number of shares allotted	**48,974,120**



88(2)

03 JUN ... [illegible]

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 02 Month 05 Year 2003	Day Month Year

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	11,006	15,403	4,796
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share (including any share premium)	£2.07864	£4.2827	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 31,205
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 6/5/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange



88(2)

03 JUN 03 [illegible]

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	44,800		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£ 7.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 44,800
Address:		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 5/5/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

e

Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
Stanley David Stevenson	YH043239A	Towerhill	1 Cedar Road	Kilmarnock	Ayrshire	KA1 2HP	8,800	535.33	
							11,000	583.50	
							11,000	551.50	
							14,000	610.00	
							44,800		**44,800**

2nd May 2003		**Total**	**44,800**


Blueprint
OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	12,374	11,356	6,317
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	5,093	7,275	13,403
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 55,818
Address:		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6/5/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (Asst)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Pnum	Title	Forenames	Surname	NHI	Address					Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units	
107476	Mr	David Scott Cargill	Boyd	YM472219A	7 Denham Green Terrace	Edinburgh			EH5 3PG	0	0	0	0	1,783	193	427	2,403	
109703	Mr	Christopher Macritchie	Douglas	YM511802D	37 Corsehill	Kilwinning	Ayrshire		KA13 7NW	0	0	0	0	529	0	127	656	
110418	Mr	Robert Holburn	Finlay	YM654375D	22 Esplanade	Greenock	Renfrewshire		PA16 7RU	0	0	393	276	209	378	127	1,383	
110744	Mr	William Hunter Stewart	Fraser	YM560538D	144 Greenbank Road	Edinburgh			EH10 5RN	0	0	0	0	160	113	95	368	
114588	Mr	Neil Robert	Mitchell	YS800573C	2 Hoprig Park	Cockburns Path	Berwickshire		TD13 5YY	0	0	0	0	209	226	190	625	
115835	Mr	William Neil	McIlroy	YH762550D	108 Meadowburn	Bishopbriggs	Glasgow		G64 3LX	0	0	0	0	0	302	190	492	
116610	Mr	Alan	McMahon	YL939790D	60 Micklehouse Road	Baillieston	Glasgow		G69 6TG	0	0	0	0	0	0	306	306	
119784	Mr	Thomas Wilson	Steel	YR564656A	68 Forth Park Gardens	Kirkcaldy			KY2 5TD	0	0	0	0	430	0	0	430	
142611	Mr	George	West	YT651947A	Glenbanchor	Memsie	Fraserburgh	Aberdeenshire	AB43 7AW	0	0	2,754	1,431	350	155	172	4,862	
156337	Mr	David Bissett	Taylor	YT936852D	3 Turfbeg Crescent	Forfar			DD8 3LN	0	0	1,836	1,073	480	257	349	3,995	
163651	Mr	William	Sturgeon	YR663812B	5 Murdiston Avenue	Callander	Perthshire		FK17 8AY	0	0	459	0	430	0	127	1,016	
207527	Mr	Alan Miller	Drummond	YS801555B	15 Gleneagles Court	Whitburn	W. Lothian		EH47 8PG	0	0	0	0	504	430	177	1,111	
210870	Mr	James	Hill	YL508030D	19 Academy Gardens	Irvine			KA12 8BA	0	0	0	276	209	151	0	636	
210994	Mr	Iain Alexander	Hope	YP490748C	Sefton	3 Blackburn Road	Ayr		KA7 2XQ	0	0	295	406	529	1,134	146	2,510	
215031	Mr	Donald Crombie	Macaldowie	YS465317A	26 Williamwood Park	Netherlee	Glasgow		G44 3TD	0	0	0	0	320	378	158	856	
216070	Mr	Richard Derek	McInnes	YB314677C	34 Thorndene	Elderslie	Renfrewshire		PA5 9DB	0	0	0	1,334	1,009	189	0	2,532	
225908	Mr	Neil	Stewart	YW655993D	25 Bramble Chase	Bishops Cleeve	Gloucestershire		GL52 8WN	0	0	0	524	0	0	0	524	
307912	Mr	Alan Douglas	McMillan	YX718420B	3 Fox Covert Avenue	Corstorphine	Edinburgh		EH12 6UQ	0	0	0	196	0	0	0	196	
308587	Mr	James	Scott	YR455776A	28 Neward Crescent	Prestwick	Ayrshire		KA9 2JB	0	0	0	0	529	378	317	1,224	
312290	Mr	Graeme Shankland	Farquhar	YW817775C	Greenbank	Bogsbank Road	West Linton	Peeblesshire	EH46 7EN	0	375	0	0	0	0	0	375	
385247	Mrs	Anne	Brodie	YB758520B	4 Craigs Drive	Corstorphine	Edinburgh		EH12 8UW	0	375	0	0	0	67	0	442	
392081	Mrs	Patricia May	West	YM833615B	Garden Cottage	117 Redford Road	Edinburgh		EH13 0AS	0	0	393	0	0	0	0	393	
405426	Mrs	Alexandria Margaret	Spratt	ZW860529B	51 Mountcastle Crescent	Edinburgh			EH8 7SB	0	0	196	276	0	0	190	662	
405825	Mrs	Bridget	Davidson	YP476329D	238 Westerhailes Road	Edinburgh			EH11 4NQ	0	0	0	667	529	0	438	1,634	
467286	Mr	Paul John	Rule	NE756504B	Farnsworth	Ashford Lane	Ashford In The Water	Bakewell	DE45 1NJ	0	0	0	786	0	0	0	786	
474320	Mrs	Shirley	Laing	YM813434D	32 High Street	Portknockie	Buckie, Banffshire		AB56 4LD	0	0	0	276	217	0	0	493	
480223	Mrs	Linda	Hanlon	YX823169C	62 Priestfield Crescent	Edinburgh			EH16 5JG	0	375	0	0	0	0	0	375	
486167	Mrs	Karen Ann	McDonagh	NP069575B	21 Catrine Road	Castlewood	Glasgow		G53 7FB	0	0	0	393	0	0	0	393	
501069	Mrs	Linda Jane	Rennie	NR248923B	16 Green Meadow	Sauchen	Aberdeenshire		AB51 7JF	0	0	0	262	0	0	0	262	
506575	Mrs	Sandra	Crawford	YR828217A	21/5 Westburn Grove	Wester Hailes	Edinburgh		EH14 2SA	0	375	0	0	0	0	0	375	
509817	Mrs	Janette Georgina	Mackay	YT588948D	89 Bairds Way	Bonnyrigg			EH19 3NT	0	0	0	327	0	101	0	428	
517976	Mrs	Jean Dickson	Halyburton	YS638788C	Kildare	6 Dunnottar Avenue	Stonehaven		AB39 2JJ	0	0	557	1,073	1,255	226	222	3,333	
518034	Mrs	Carol	O'Neil	WL555189B	60 Barnton Park Crescent	Edinburgh			EH4 6EN	0	0	0	1,048	0	0	0	1,048	
518603	Mrs	Frances Ann	McLaren	YB879741C	52 Broomhead Park	Dunfermline	Fife		KY12 0PT	0	0	0	0	0	0	190	190	
535621	Mrs	Louisa Catherine	Parker	YR828357D	17 Christian Crescent	Edinburgh			EH15 3AE	0	0	196	276	270	529	466	1,737	
546585	Mrs	Shona Elizabeth	Thomson	NR943888D	29 Waverley Park	Kirkintilloch	Glasgow		G66 2BL	0	1,016	0	0	0	0	0	1,016	
553212	Mrs	Christine Mary	Johnson	YY436641D	17 Mortonhall Park Gdns.	Edinburgh			EH17 8SR	0	0	196	276	209	151	190	1,022	
559997	Mrs	Morag Gibson	Nichol	YH288189A	49 Crummock Gardens	Beith	Ayrshire		KA15 2HE	0	0	0	0	0	1,583	0	1,583	
580961	Mrs	Karen Rose	Davidson	NR378431C	5 Maud View	Buckie	Banffshire		AB56 1LW	0	0	0	0	0	67	0	67	
585432	Mrs	Janice Marina	Wilson	WE810705D	34 Clackmae Road	Edinburgh			EH16 6NZ	0	0	0	262	0	135	0	397	
586102	Mrs	Margaret McKinnon	Barclay	YM512044B	Ardroag	13 Glengilp	Ardrishaig, Argyll		PA30 8HT	0	0	0	0	270	0	317	587	
591866	Mrs	Nicola Jane	Williamson	NR596613B	Balnain	25 Albert Street	Nairn		IV12 4HQ	0	0	0	0	160	0	0	160	
591874	Mrs	Ella	O'Donnell	YK833764B	23 Newliston Drive	Kirkcaldy			KY2 6YH	0	0	0	655	0	421	0	1,076	
592447	Mrs	Jacqueline Agnes	McGurk	NA260865D	111 Broombank Terrace	Edinburgh			EH12 7PA	0	0	0	131	0	0	0	131	
593028	Mrs	Patricia Anne	Finlay	NH520388D	22 Harris Drive	Kirkcaldy	Fife		KY2 6RZ	0	609	0	524	0	0	0	1,133	
598542	Mrs	Lisa Helen June	Dawson	NX616192D	2 Reaney Court	Kanata	Ontario	Canada		0	0	0	0	270	0	0	270	A
615269	Mr	Stephen	McLaughlin	NW842939C	15 Eskdale Street	Glasgow			G42 8UD	0	0	0	0	0	67	0	67	
620432	Mrs	Wendy Isobella Christina	McKeating	NZ358618B	106 Huron Avenue	Howden	Livingston		EH54 6LG	0	375	0	0	0	0	0	375	
633046	Mrs	Glynis M	McAdam	WM076366D	31b Northumberland Street	Edinburgh			EH3 6LR	0	0	0	0	0	113	95	208	
650811	Mr	Edward Francis	McGrath	YY736263C	73 Redford Avenue	Colinton	Edinburgh		EH13 0BW	0	0	0	524	0	0	0	524	
659142	Mr	Christopher Scott	Martin	NX640404A	9 Williamstone Court	North Berwick	East Lothian		EH39 4RQ	0	812	0	0	0	0	0	812	

660191	Mrs	Claire	Flynn	NZ650445B	27 Williamstone Court	North Berwick			EH39 4RQ	0	0	0	0	0	339	0	339
661511	Mrs	Caroline Ann	Carter	YP818186A	42 Anderson Drive	Burghmuir	Perth		PH1 1JX	0	0	0	0	0	135	0	135
662852	Mrs	Yvonne Alexis	Black	WK133860A	39 Councillors Walk	Forres			IV36 0HA	0	375	0	0	0	0	0	375
695548	Mrs	Claire	Barrie	NA304016B	4 John Davidson Drive	Dunipace	Denny		FK6 6NA	0	0	0	131	0	0	0	131
712566	Mr	Stuart James	Ballingall	NB401297B	78/10 Orchard Brae Avenue	Edinburgh			EH4 2GA	0	0	0	0	0	693	0	693
719285	Mr	David William	Peters	YZ582112C	19 Edward Road	Chadwell Heath	Romford	Essex	RM6 6UH	0	0	0	0	529	756	158	1,443
728888	Mrs	Eve	Mosley	YS378877C	12 Corbets Avenue	Upminster	Essex		RM14 2EQ	0	0	0	0	0	339	0	339
777196	Mrs	Marion	Chapman	NA226185B	2 Mayfield Park	Mussleburgh			EH21 6SU	0	0	0	0	456	0	0	456
902463	Mrs	Jean Cecilia	Kingston	YL823344B	3 Oakdale Close	Broughton			CH4 0PA	0	0	0	0	0	67	0	67
903046	Mrs	Susan Elizabeth	Brown	WK304238C	1 Goodwood Grove	Abenbury Park	Wrexham		LL13 0LX	0	0	0	0	0	0	1,143	1,143
903122	Mrs	Avril Dawn	Nuttall	NX122726D	70 Queens Road	Vicars Cross	Chester		CH3 5HD	0	0	0	0	0	169	0	169
904214	Mrs	Julie Kay	Jackson	NP235235A	Fron Haul	Allt Eisteddfod	Wrexham		LL11 5TT	0	0	0	0	0	1,114	0	1,114
911677	Mr	John Keith	Williams	YB485032B	Meadowside	Breach Hill Lane	Chew Stoke	Bristol	BS40 8YA	0	0	0	0	529	0	0	529
624047	Miss	Angela Ann	Harris	NS682164A	23 Airds Avenue	Georgetown	Dumfries		DG1 4EN	0	406	0	0	0	0	0	406
										0	**5,093**	**7,275**	**13,403**	**12,374**	**11,356**	**6,317**	**55,818**


Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5,208		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.40		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 5,208
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/5/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange





Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:37 30 May 2003
Number	7343L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 30/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
700		£2.7651

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Full Text Announcement




Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:38 30 May 2003
Number	7350L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 30/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 29/05/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	18,000	£4.00

3. Resultant total of the same class owned or controlled (and percentage of class)

7,929,291	2.19%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

Company website









Full Text Announcement




Company	BRIT Insurance Holdings PLC
TIDM	BRE
Headline	Holding(s) in Company
Released	17:56 30 May 2003
Number	7548L

RNS Number:7548L
BRIT Insurance Holdings PLC
30 May 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

BRIT INSURANCE HOLDINGS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER Q2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES OF 25P

10) Date of transaction

N/A

11) Date company informed

30 MAY 2003

12) Total holding following this notification

99,190,900

13) Total percentage holding of issued class following this notification

13.27% (BASED ON ISSUED SHARE CAPITAL OF 747,466,339 ORDINARY SHARES OF 25P)
(EXCLUDES ANY CONVERSION OF CONVERTIBLE UNSECURED SUBORDINATED LOAN STOCK 2008 TO ORDINARY SHARES)

14) Any additional information

15) Name of contact and telephone number for queries

LUCIE GILBERT
020 7984 8664

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....30 MAY 2003

To: Brit Insurance Holdings Plc
Dated: 27th May 2003

On behalf of HBOS Plc,

Pursuant to Section 198 of the Companies Act 1985, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund	Registered Holder
0099600	613,758	Ordinary 25p	115	Chase Nominees Ltd a/c 115
0099600	77,136	Ordinary 25p	125	Chase Nominees Ltd a/c 125
0099600	96,330	Ordinary 25p	126	Chase Nominees Ltd a/c 126
0099600	624,851	Ordinary 25p	144	Chase Nominees Ltd a/c 144
0099600	267,914	Ordinary 25p	146	Chase Nominees Ltd a/c 146
0099600	235,000	Ordinary 25p	161	Chase Nominees Ltd a/c 161
0099600	291,326	Ordinary 25p	169	Chase Nominees Ltd a/c 169
0099600	42,582	Ordinary 25p	170	Chase Nominees Ltd a/c 170
0099600	275,790	Ordinary 25p	171	Chase Nominees Ltd a/c 171
0099600	109,636	Ordinary 25p	173	Chase Nominees Ltd a/c 173
0099600	124,902	Ordinary 25p	175	Chase Nominees Ltd a/c 175
0099600	336,277	Ordinary 25p	176	Chase Nominees Ltd a/c 176
0099600	145,968	Ordinary 25p	179	Chase Nominees Ltd a/c 179
0099600	120,710	Ordinary 25p	180	Chase Nominees Ltd a/c 180
0099600	461,477	Ordinary 25p	183	Chase Nominees Ltd a/c 183
0099600	295,224	Ordinary 25p	187	Chase Nominees Ltd a/c 187
0099600	87,116	Ordinary 25p	188	Chase Nominees Ltd a/c 188
0099600	120,236	Ordinary 25p	193	Chase Nominees Ltd a/c 193

0099600	148,035	Ordinary 25p	197	Chase Nominees Ltd a/c 197
0099600	71,272	Ordinary 25p	198	Chase Nominees Ltd a/c 198
0099600	1,264,748	Ordinary 25p	200	Chase Nominees Ltd a/c 200
0099600	531,946	Ordinary 25p	201	Chase Nominees Ltd a/c 201
0099600	101,542	Ordinary 25p	209	Chase Nominees Ltd a/c 209
0099600	541,556	Ordinary 25p	210	Chase Nominees Ltd a/c 210
0099600	411,122	Ordinary 25p	213	Chase Nominees Ltd a/c 213
0099600	331,507	Ordinary 25p	214	Chase Nominees Ltd a/c 214
0099600	4,915,683	Ordinary 25p	2304	Chase Nominees Ltd a/c 230
0099600	34,521,388	Ordinary 25p	2314	Chase Nominees Ltd a/c 231
0099600	354,270	Ordinary 25p	237	Chase Nominees Ltd a/c 237
0099600	11,240,427	Ordinary 25p	EQPEL	HSBC Global Custody Nomine
0099600	950,000	Ordinary 25p	EQSPE	HSBC Global Custody Nomine
0099600	328,333	Ordinary 25p	EQSTR	HSBC Global Custody Nomine
0099600	282,000	Ordinary 25p	H966	Chase Nominees Ltd A/C R24
0099600	2,260,703	Ordinary 25p	HLBA	Morgan Nominees Limited
0099600	1,995,818	Ordinary 25p	HLFO	Morgan Nominees Limited
0099600	97,772	Ordinary 25p	HPBA	Morgan Nominees Limited
0099600	77,232	Ordinary 25p	HPFO	Morgan Nominees Limited
0099600	2,414,017	Ordinary 25p	HXLFE	Morgan Nominees Limited
0099600	95,898	Ordinary 25p	HXPEN	Morgan Nominees Limited
0099600	450,000	Ordinary 25p	IDUEQ	Chase Nominees Ltd A/C 197
0099600	350,000	Ordinary 25p	IDUKS	Chase Nominees Ltd A/C 277
0099600	40,000	Ordinary 25p	IPFGW	Chase Nominees Ltd A/C 226
0099600	105,443	Ordinary 25p	J100	Chase Nominees Ltd A/C R24
0099600	2,864,978	Ordinary 25p	SJP HIGH	Bank of New York Nominees
0099600	580,670	Ordinary 25p	SJP RF02	HSBC Global Custody Nomine
0099600	636,090	Ordinary 25p	SJP RF03	HSBC Global Custody Nomine
0099600	7,356,161	Ordinary 25p	SJP RF79	HSBC Global Custody Nomine
0099600	3,540,000	Ordinary 25p	SJP RF82	HSBC Global Custody Nomine
0099600	237,750	Ordinary 25p	SJP RF83	HSBC Global Custody Nomine
0099600	2,265,000	Ordinary 25p	SJP RF91	HSBC Global Custody Nomine
0099600	205,326	Ordinary 25p	SJP RF 92	HSBC Global Custody Nomine
0099600	11,295	Ordinary 25p	SJP TRACK	Bank of New York Nominees
0099600	228,230	Ordinary 25p	SJPI RF04	HSBC Global Custody Nomine
0099600	12,850	Ordinary 25p	UK TRAQ	JP Morgan Chase, Luxembour
0099600	85,018	Ordinary 25p	W335	Chase Nominees Ltd A/C R24
0099600	12,960,587	Ordinary 25p	WPUKEQ	Chase Nominees Limited a/c

HBOS plc's total interest is now 99,190,900 units which is 13.29% of the shares in issue, and of these holdings 74,401,175 constitute a disclosable interest which represents 9.97% of the shares in issue.

In the event of a query regarding the above please contact Donna Franks on 0207 321 1311.

From: Insight Investment Management Limited

END


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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:34 21 May 2003
Number	3742L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 21/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) *and* 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	250,000	£3.715
77		£3.6995
	64	£3.6655
	235	£3.6605

1,291	£3.683
104	£3.679

3. Resultant total of the same class owned or controlled (and percentage of class)

12,705,998	1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	11:38 21 May 2003
Number	3744L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 21/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	*Amount sold*	*Price per unit*
1,123		£2.1697
	378	£2.17
	302	£2.1925

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%
MITCHELLS & BUTLERS 20,847,668	2.83%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	15:26 21 May 2003
Number	3968L

HBOS PLC

Pursuant to the Share Dividend Plan in respect of the final dividend for the year ended 31 December 2002, 48,974,120 Ordinary Shares of 25p each have been issued. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company. Dealings are expected to commence on 22 May 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	11:19 22 May 2003
Number	4307L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 22/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
413,311		£2.1796

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%
MITCHELLS & BUTLERS 21,260,979	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:22 22 May 2003
Number	4312L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 22/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 20/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	75	£3.6959

3. Resultant total of the same class owned or controlled (and percentage of class)

12,705,923 1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:23 22 May 2003
Number	4313L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 22/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
23		£3.7021
	147	£3.6833
	85	£3.7003

3. Resultant total of the same class owned or controlled (and percentage of class)

12,705,714 1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	16:30 22 May 2003
Number	4596L

HBOS plc

Final Issue of Equity to Founders of MBL Holdings Limited

Following the announcement on 27 September 2002 confirming the acquisition of the remaining 49% of MBL Holdings Limited, HBOS plc announces that the remaining 220,845 ordinary shares, valued at £1.6 million, will be issued shortly and accordingly, application has been made to the UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading.

The shares rank pari passu with the existing issued ordinary shares of the Company. Dealings are expected to commence on 27 May 2003.

Ends

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	12:09 23 May 2003
Number	4972L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/05/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
33,000		£4.045

3. Resultant total of the same class owned or controlled (and percentage of class)

8,070,431	2.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	12:12 23 May 2003
Number	4975L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	21,339	£2.1945

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%
MITCHELLS & BUTLERS 21,239,640	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	12:14 23 May 2003
Number	4978L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 23/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 22/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
127		£3.787
14		£3.8122
316		£3.7973
	233	£3.7926

3. Resultant total of the same class owned or controlled (and percentage of class)

12,705,319 1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:00 23 May 2003
Number	4635L

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 968

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 22 May 2003

14) Date company informed: 22 May 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,824,853 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:05 23 May 2003
Number	5184L

1) Name of Company:

HBOS plc

2) Name of Director:

(i) Michael Henry Ellis
(ii) Sir Ronald Garrick
(iii) George Edward Mitchell
(iv) Sir Robert Paul Reid
(v) Lord Dennis Stevenson

3) Is holding in own name/wife's name or non-beneficial:

(i)(a) own name (b) spouse
(ii) self and spouse
(iii)own name
(iv) own name
(v) (a) Personal Interest - Pension Fund (b) spouse

4) Name of registered holder:

(i)(a) Michael Henry Ellis (b) Mrs Jeanette Ellis
(ii) Sir Ronald and Lady Garrick
(iii) George Edward Mitchell
(iv) Sir Robert Paul Reid
(v) (a) HSDL Nominees Limited (b) Lady Charlotte Stevenson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(i)(a) Director and (b) spouse
(ii) Director and spouse
(iii) Director
(iv)Director
(v) (a) Director and (b) spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Shares allotted under elections to participate in the HBOS plc Share Dividend Plan.

7) Number of shares acquired:

(i)(a) 4,292 (b) 53
(ii) 438
(iii) 446
(iv) 897
(v) 1,854 (b) 1,200

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 615.9p

13) Date of transaction: 23rd May 2003

14) Date company informed: 23rd May 2003

15) Total holding following this notification:

(i) 166,838
(ii) 17,237
(iii) 72,427
(iv) 29,092
(v) 166,000

16) Total percentage holding of issued class of such Shares following this notification:

(i), (ii), (iii), (iv) and (v) de minimis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Subordinated Debt Issue
Released	16:14 23 May 2003
Number	5194L

HBOS PLC

SUBORDINATED DEBT ISSUE

Issue of US$1,000,000,000 4.25% Subordinated Guaranteed Notes

due 2013 by Scotland International Finance No. 2 B.V.

HBOS plc announces that it has raised additional loan capital by way of an issue through a Dutch subsidiary, Scotland International Finance No. 2 B.V., of US$1,000,000,000 4.25% Subordinated Guaranteed Notes due 2013, guaranteed on a subordinated basis jointly and severally by HBOS plc and The Governor and Company of the Bank of Scotland. The proceeds from the issue, which are being loaned to HBOS plc on a subordinated basis and are expected to count as Lower Tier 2 capital, will be used to strengthen the HBOS Group's capital base and to support the continuing growth of its business.

Edinburgh

23 May 2003

ENQUIRIES MAY BE MADE AS FOLLOWS:-David Balai

Head of Capital Markets and Securitisation
HBOS Treasury Services plc
33 Old Broad Street
London
EC2N 1HZ
Tel: 020 7574 8406

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:39 27 May 2003
Number	5540L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 27/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 23/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
98		£3.8395
49		£3.8347
64		£3.8747
12		£3.8622

65	£3.8872

3. Resultant total of the same class owned or controlled (and percentage of class)

12,705,813	1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Chaucer Holdings PLC
TIDM	CHU
Headline	Holding(s) in Company
Released	14:55 27 May 2003
Number	5652L

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Chaucer Holdings PLC

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited	17,217,192
Pershing Keen Nominees	1

5. Number of shares / amount of stock acquired

17,217,193

6. Percentage of issued class

5.98%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary 25p shares

10. Date of transaction

11. Date company informed

27 May 2003

12. Total holding following this notification

17,217,193

13. Total percentage holding of issued class following this notification

5.98%

14. Any additional information

15. Name of contact and telephone number for queries

Philip Osman, Company Secretary - 020 7397 9777

16. Name and signature of authorised company official responsible for making this notification

Philip Osman, Company Secretary

Date of notification

27 May 2003

any such material.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:30 28 May 2003
Number	6088L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
8		£3.896
	538	£3.6683
	90	£3.812

3. Resultant total of the same class owned or controlled (and percentage of class)

12,705,193 1.49%

4. Party *making disclosure*

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) *if dealing for discretionary client(s), name of fund management organisation*

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams
Released	11:34 28 May 2003
Number	6094L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/05/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	122,900	£3.9813

3. Resultant total of the same class owned or controlled (and percentage of class)

7,947,531	2.19%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Chaucer Holdings PLC
TIDM	CHU
Headline	Holding(s) in Company
Released	15:16 28 May 2003
Number	6275L

For immediate release **28 May 2003**

CHAUCER HOLDINGS PLC
('Chaucer')

CLARIFICATION OF ANNOUNCEMENT DATED 27 MAY 2003

To clarify the announcement (number 5652L) released on RNS yesterday (Tuesday, 27 May, 2003) concerning the holding by HBOS plc of a total of 17,217,193 ordinary 25p shares of Chaucer, it is confirmed that HBOS plc held, prior to the Placing and Open Offer referred to below, 11,500,000 such shares representing 7.45% of Chaucer's previous issued ordinary share capital.

As a result of the take up by HBOS plc of an additional 5,717,192 ordinary 25p shares in Chaucer under the Placing and Open Offer announced on RNS on 10 April 2003 (number 8640J), HBOS plc's total shareholding is now 17,217,193 such shares, being 5.98% of Chaucer's new, increased, issued ordinary share capital.

Enquires:

Philip Osman
Company Secretary
Chaucer Holdings PLC
Tel: 020 7397 9777

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Debenhams plc
Released	11:26 29 May 2003
Number	6762L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 29/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/05/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	240	£3.9875

3. Resultant total of the same class owned or controlled (and percentage of class)

7,947,291	2.19%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Thompson Clive Investments PLC
TIDM	TCI
Headline	Holding(s) in Company
Released	11:46 29 May 2003
Number	6790L

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Thompson Clive Investments plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named at 2. above and its subsidiary companies

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HBOS plc

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

N/K

8. Percentage of issued class

N/K

9. Class of security

Ordinary shares of 50p

10. Date of transaction

7.5.2003

11. Date company informed

16.05.03

12. Total holding following this notification

1,478,106

13. Total percentage holding of issued class following this notification

14.96%

14. Any additional information

This is a correction of RNS 2800L sent on 19.5.03

15. Name of contact and telephone number for queries

Susan A Thompson (Mrs)

16. Name and signature of authorised company official responsible for making this notification

Susan A Thompson (Mrs)

Date of notification

29.05.2003

END





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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:48 29 May 2003
Number	6793L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 29/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	176	£3.8545
	61	£3.8578

3. Resultant total of the same class owned or controlled (and percentage of class)

12,705,026 1.49%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Mitchells & Butler)
Released	13:19 13 May 2003
Number	0281L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure13/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
30,767		£2.1795

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%
MITCHELLS & BUTLERS 19,654,862	2.67%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Mitchells & Butler)
Released	13:20 13 May 2003
Number	0283L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure13/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
940,470		£2.1795

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%
MITCHELLS & BUTLERS 20,595,332	2.80%

4. Party *making disclosure*

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Debenhams Plc)
Released	09:46 14 May 2003
Number	0738L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/05/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	600	£4.0775

3. Resultant total of the same class owned or controlled (and percentage of class)

8,072,931	2.23

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Debenhams Plc)
Released	09:48 14 May 2003
Number	0740L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/05/03

Dealing in (name of company) DEBENHAMS PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	36,450	£4.065

3. Resultant total of the same class owned or controlled (and percentage of class)

8,036,481	2.22

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	12:25 14 May 2003
Number	0912L

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 287,976 Ordinary shares of 25p each under the Halifax Group plc Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scot.& Newcastle
Released	10:39 15 May 2003
Number	1315L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 15/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
338		TRF IN
	47	£3.6755
	59	£3.6685

3. Resultant total of the same class owned or controlled (and percentage of class)

12,958,036	1.52%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (AWG Plc)
Released	10:43 15 May 2003
Number	1321L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 15/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) *and* 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/05/03

Dealing in (name of company) AWG PLC

1. Class of securities (eg ordinary shares) GBP 0.16

2.

Amount bought	Amount sold	Price per unit
95,000		£5.3483

3. Resultant total of the same class owned or controlled (and percentage of class)

2,309,797	1.31%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - AWG Plc
Released	10:43 15 May 2003
Number	1319L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 15/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/05/03

Dealing in (name of company) AWG PLC

1. Class of securities (eg ordinary shares) GBP 0.16

2.

Amount bought	Amount sold	Price per unit
	629	£5.29
	7,200	£5.31

3. Resultant total of the same class owned or controlled (and percentage of class)

2,214,797	1.26%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (AWG Plc)
Released	10:43 16 May 2003
Number	1941L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 16/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/05/03

Dealing in (name of company) AWG PLC

1. Class of securities (eg ordinary shares) GBP 0.16

2.

Amount bought	Amount sold	Price per unit
	411	£5.30

3. Resultant total of the same class owned or controlled (and percentage of class)

2,309,386 1.31%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Scottish & Newcast)
Released	10:47 16 May 2003
Number	1946L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 16/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
1,630		£3.6818

3. Resultant total of the same class owned or controlled (and percentage of class)

12,959,594 1.52%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Scottish & Newcast)
Released	10:48 16 May 2003
Number	1948L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 16/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	200	£3.6153

3. Resultant total of the same class owned or controlled (and percentage of class)

12,959,394	1.52%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Scottish & Newcast)
Released	10:48 16 May 2003
Number	1948L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 16/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 15/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	200	£3.6153

3. Resultant total of the same class owned or controlled (and percentage of class)

12,959,394	1.52%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - AWG plc
Released	11:01 19 May 2003
Number	2527L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 19/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/05/03

Dealing in (name of company) AWG PLC

1. Class of securities (eg ordinary shares) GBP 0.16

2.

Amount bought	Amount sold	Price per unit
1,148,323		£5.2541

3. Resultant total of the same class owned or controlled (and percentage of class)

3,457,709	1.96%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:02 19 May 2003
Number	2525L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 19/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 16/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
83		£3.6812
86		£3.6715
50		£3.6693
48		£3.6969

632	£3.6318
51	£336805

3. Resultant total of the same class owned or controlled (and percentage of class)

12,958,978	1.52%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Thompson Clive Investments PLC
TIDM	TCI
Headline	Holding(s) in Company
Released	16:04 19 May 2003
Number	2800L

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Thompson Clive Investments plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named at 2. above and its subsidiary companies

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HBOS plc

5. Number of shares / amount of stock acquired

1478106.00

6. Percentage of issued class

14.96%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary shares of 50p

10. Date of transaction

Not known

11. Date company informed

16.05.03

12. Total holding following this notification

1478106.00

13. Total percentage holding of issued class following this notification

14. Any additional information

15. Name of contact and telephone number for queries

Susan A Thompson (Mrs)

16. Name and signature of authorised company official responsible for making this notification

Susan A Thompson (Mrs)

Date of notification

19.05.2003

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:25 20 May 2003
Number	3145L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 20/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
52		£3.6816
102		£3.6665
135		£3.6698
42		£3.6796

25		£3.6672
	48	£3.6705

3. Resultant total of the same class owned or controlled (and percentage of class)

12,958,138	1.52%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	11:27 20 May 2003
Number	3151L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 20/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
251,588		£2.1726

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%
MITCHELLS & BUTLERS 20,847,225	2.83%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	09:00 1 May 2003
Number	5871K

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 1 May 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	Up to US$65,000,000,000 Programme for the Issuance of Debt Instruments
ISSUER:	HBOS plc, The Governor and Company of the Bank of Scotland, HBOS Treasury Services Scotland International Finance No. 2 B.V. and BOS International (Australia) Limited
INCORPORATED IN:	Scotland, Scotland, England and Wales, the Netherlands ad the Australian Capital Territo Australia respectively
GUARANTOR:	HBOS plc and The Governor and Company of the Bank of Scotland
INCORPORATED IN:	Both Scotland

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for notice from:

Citibank, N.A. 5 Carmelite Street London EC4Y 0PA	HBOS plc The Mound Edingburgh EH1 1YZ	The Governor and Company of the Bank of Scotland The Mound Edinburgh EH1 1YZ	HBOS Treasury Service 33 Old Broad Street London EC2N 1HZ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service Authority,
25 The North Colonnade, London E14 5HS.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:58 1 May 2003
Number	6250K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 01/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 30/04/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	42	£3.5853

3. Resultant total of the same class owned or controlled (and percentage of class)

14,620,559	1.72%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Ecofin Water & Power Opps PLC
TIDM	ECW
Headline	Holding(s) in Company
Released	17:05 1 May 2003
Number	6513K

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company
Ecofin Water & Power Opportunities plc "Income Shares"

2) Name of shareholder having a major interest
HBOS plc and its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of Shareholder named in 2 above/

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominees (UK) Ltd a/c 823496 - 1,450,000 Income shares

HSBC Global Custody Nominees (UK) Ltd a/c 823575 - 400,000 Income shares

HSBC Global Custody Nominees (UK) Ltd a/c 823721 - 145,000 Income shares

HSBC Global Custody Nominees (UK) Ltd a/c 823587 - 1,500,000 Income shares

HSBC Global Custody Nominees (UK) Ltd a/c 823733 - 115,000 Income shares

5) Number of shares/amount of stock acquired

3,610,000 Income shares

6) Percentage of issued class

5.16%

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Income Shares of 1p each

10) Date of transaction
Not notified

11) Date company informed

1 May 2003

12) Total holding following this notification

3,610,000 Income shares

13) Total percentage holding of issued class following this notification

5.16%

14) Any additional information

15) Name of contact and telephone number for queries
Karen Garrod 01277 201222

16) Name and signature of authorised company official responsible for making this notification
Phoenix Administration Services Limited

Date of notification 1st May 2003

END

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Company	Halifax PLC
TIDM	59NB
Headline	Hx House Price Index Apr 2003
Released	08:00 2 May 2003
Number	6499K

Halifax House Price Index

National Index April

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **412.8** Monthly Change **0.4%** Annual Change **23.6%**

Standardised Average Price (seasonally adjusted) **£127,557**

Key Points

- House prices increased by 0.4% in April, continuing the slowdown in house price growth apparent in the first quarter of the year
- The number of properties coming on to the market has increased this year, according to Halifax Estate Agents – one of the cou biggest networks. Listings so far in 2003 have been 15% higher than in the same period last year with increases recorded in all regions. This increase has helped to reduce some of the upward pressure on prices.
- A marked decline in the number of first-time buyers in the first quarter of the year has also contributed to the slowdown in house inflation this year.
- Interest rates and unemployment are set to remain low with mortgage payments continuing to account for a low proportion of in These factors will support housing demand, particularly in the north where the market should remain buoyant over the remainde 2003.
- Annual house price inflation is likely to fall sharply over the next few months as the big monthly rises recorded over the same pe during 2002 fall out of the annual calculation.

Commenting on the figures Martin Ellis, Chief Economist, said:

"House prices rose by 0.4% in April, providing evidence that the slowdown in house price growth apparent in the first quarter of the year is continuing.

The number of properties coming on to the market has increased this year, according to Halifax Estate Agents – one of the country's biggest networks. Listings so far in 2003 have been 15% higher than in the same period last year with increases recorded in all regions. This increase has helped to reduce some of the upward pressure on prices.

A drop in the proportion of mortgage lending accounted for by first-time buyers to 31% of all loans to home purchasers in the first three months of 2003 from 38% in the last quarter of 2002 shows that many potential new homebuyers cannot enter the market. This decline

reflects the much sharper rise in house prices compared to average earnings in the recent past with many borrowers now unable to borrow enough to buy their first home.

More properties for sale and lower numbers of first-time buyers should cause house price growth to continue to fall over the remainder of this year. The fundamental factors that have been driving prices up sharply over the past 12-18 months, however, are still firmly in place. Mortgage rates are at their lowest since the late 1950s, with the possibility of a further rate cut in the short-term. Unemployment remains low despite a small increase in the numbers claiming benefit in the past two months. Importantly, mortgage payments account for a lower proportion of a new borrower's income than at any time since 1984, at 15%.

These supporting factors are expected to remain in place, ensuring that the market slows steadily over the remainder of 2003. Annual house price inflation is forecast to fall from its current rate of 23% to 9% at the end of the year. There will, however, be a marked north/south divide with the market slowing to a much greater extent in the south."

NOTE: The 23.6% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

END



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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Brit Ins Holdings
Released	11:56 2 May 2003
Number	6758K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 02/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/05/03

Dealing in (name of company) BRIT INSURANCE HOLDINGS

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	98,000	£0.7025
	21,938	£0.6975

3. Resultant total of the same class owned or controlled (and percentage of class)

59,598,165	7.98%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Somerfield PLC
Released	11:58 2 May 2003
Number	6761K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 02/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/05/03

Dealing in (name of company) SOMERFIELD

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
550,000		£0.9705

3. Resultant total of the same class owned or controlled (and percentage of class)

10,673,244 2.16%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Thistle Hotels
Released	12:01 2 May 2003
Number	6770K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 02/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/05/03

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	*Amount sold*	*Price per unit*
	91,000	£1.30

3. Resultant total of the same class owned or controlled (and percentage of class)

17,205,378	3.57%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	12:01 2 May 2003
Number	6765K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 02/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	92	£3.5833

3. Resultant total of the same class owned or controlled (and percentage of class)

14,620,467 1.72%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	12:04 2 May 2003
Number	6774K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 02/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
350,000		£2.15
	100	£2.116

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 10,110,081 1.37%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	INVESCO Leveraged High Yield Fd Ld
TIDM	ILH
Headline	Holding(s) in Company
Released	16:20 2 May 2003
Number	6953K

RNS Number:6953K
INVESCO Leveraged High Yield Fd Ld
2 May 2003

Letter to Invesco Asset Management

Dated 25th April 2003

On behalf of HBOS Plc,

Pursuant to Section 212 of the Companies Act 1985, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material and non-material interest in the shares of your company as follows -

Sedol	No of Shares	Security class	Fund	Registered Holder
0827599	3,250,000	Ordinary 1p	EQINV	HSBC Global Custody Nominees (UK) Ltd
0827599	5,974,266	Ordinary 1p	IPEHI	Chase Nominees Ltd A/C T19795
0827599	7,350	Ordinary 1p	PQ0802	Pershing Keen Nominees

HBOS plc's material and non-material interest is now 9,231,616 which is 11.77% of the shares in issue.

Letter from Insight Investment on behalf of HBOS Plc

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:35 6 May 2003
Number	7347K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	47	£3.6353

3. Resultant total of the same class owned or controlled (and percentage of class)

14,619,843	1.72%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Brit Ins Holdings
Released	11:37 6 May 2003
Number	7349K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/05/03

Dealing in (name of company) BRIT INSURANCE HOLDINGS

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	2,557	£0.70

3. Resultant total of the same class owned or controlled (and percentage of class)

59,595,608	7.98%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

(6)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	11:39 6 May 2003
Number	7354K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	*Amount sold*	*Price per unit*
58,590		£2.15

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 10,168,671 1.38%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	11:42 6 May 2003
Number	7356K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
354,047		£2.1472

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 10,522,718 1.43%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	12:12 7 May 2003
Number	7914K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	402	£3.6981
	1,224	£3.7122

3. Resultant total of the same class owned or controlled (and percentage of class)

14,618,217 1.72%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	12:13 7 May 2003
Number	7917K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 01/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	58,590	£2.15

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 10,464,128	1.42%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	12:14 7 May 2003
Number	7920K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
222,970		£2.1499
45,047		£2.14994

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%

MITCHELLS & BUTLERS 10,732,145 1.46%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	17:02 7 May 2003
Number	8209K

1) Name of Company:

HBOS plc

2) Name of Director:

Anthony John Hobson

3) Is holding in own name/wife's name or non-beneficial:

spouse

4) Name of registered holder:

Mrs Ingrid Marian Hobson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

purchase

7) Number of shares acquired:

2,000

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 711.94p

13) Date of transaction: 7th May 2003

14) Date company informed: 7th May 2003

15) Total holding following this notification:

4,000 ordinary shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification:

de minimis

END



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Full Text Announcement



Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:51 8 May 2003
Number	8449K

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 45,415 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 17,992 shares were sold on 7th May 2003 at £7.055 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,531,378 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END





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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Selfridges PLC
Released	11:51 8 May 2003
Number	8530K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 08/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/05/03

Dealing in (name of company) SELFRIDGES PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	552,401	£3.55

3. Resultant total of the same class owned or controlled (and percentage of class)

4,035,834	2.62%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

Company website




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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	11:52 8 May 2003
Number	8532K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 08/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	72	£3.7753
	142,020	£3.7647

3. Resultant total of the same class owned or controlled (and percentage of class)

14,478,573	1.70%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	13:04 8 May 2003
Number	8571K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 08/05/03

The following replaces the Rule 8 – Mitchells & Butlers announcement released today at 11.54 under RNS Under Section 2 the transactions recorded are Purchases and not Sales as previously reported. All other de remain unchanged.

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
767,096		£2.15235
3,796,954		£2.1524

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%
MITCHELLS & BUTLERS 15,296,195	2.08%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Statement re BankWest
Released	07:00 9 May 2003
Number	8880K

HBOS proposal to acquire minority interest in BankWest

As part of HBOS' strategy to maximise the value of its investment in Bank of Western Australia Ltd ("BankWest"), in which it currently holds the majority interest of 57%, HBOS has made a proposal to the Board of BankWest, under which its Australian subsidiary, Scottish Western Australia Holdings Pty Ltd would acquire, via a Scheme of Arrangement, all outstanding shares in BankWest held by minority shareholders.

The proposed consideration of A$4.25 per share for all shares not currently held by HBOS Group represents a total consideration of approximately A$1.05 billion (approximately £417 million, based on current exchange rates) and will be funded from HBOS' existing capital resources.

Subject to shareholder, Court and regulatory approvals the transaction is expected to complete in the second half of the year.

Contacts:

Investor Relations

Charles Wycks	Tel +44 (0)131 243 5509, +44 (0)7747 790456 (mobile)
Alison Charters	Tel +44 (0)131 243 5520, +44 (0)7879 487014 (mobile)

Media

Mark Elliott	Tel +44 (0)131 243 5572, +44 (0)7810 055810 (mobile)

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Scottish & Newcastle
Released	10:49 9 May 2003
Number	9018K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/05/03

Dealing in (name of company) SCOTTISH & NEWCASTLE PLC

1. Class of securities (eg ordinary shares) GBP 0.20

2.

Amount bought	Amount sold	Price per unit
	1,413,358	£3.6071
	100,000	£3.77
	264	£3.6008

3. Resultant total of the same class owned or controlled (and percentage of class)

12,963,877 1.52%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	10:53 9 May 2003
Number	9027K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 09/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 08/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
2,768,635		£2.1135
	15,349	£2.11
	19,279	£2.1125

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%
MITCHELLS & BUTLERS 18,030,202	2.45%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kevin Ayley

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	09:35 12 May 2003
Number	9519K



SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	**Name of company**
	HELPHIRE GROUP PLC
2.	**Name of shareholder having a major interest**
	HBOS plc and its subsidiaries.
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**
	As in 2 above
4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
	Chase Nominees Limited. 5,880,000 shares HSBC Global Custody Nominee (UK) Ltd 8,617,084 shares State Street Noominees Limited 470,000 shares Morgan Nominees Limited 1,324,067 shares Bank of New York Nominees Ltd 876,735
5.	**Number of shares/amount of stock acquired**
	Not disclosed
6.	**Percentage of issued class**

	N/A
7.	**Number of shares/amount of stock disposed**
	Not disclosed
8.	**Percentage of issued class**
	N/A
9.	**Class of security**
	Ordinary 5p Shares
10.	**Date of transaction**
	Not disclosed
11.	**Date company informed**
	8th May 2002
12.	**Total holding following this notification**
	17,167,886 shares
13.	**Total percentage holding of issued class following this notification**
	14.98%
14.	**Any additional information**
15.	**Name of contact and telephone number for queries**
	Nicholas Tilley 01225 321000
16.	**Name and signature of authorised company official responsible for making this notification.**

	Nicholas Tilley Company Secretary
Date of notification: 12TH May 2003	

END




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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mitchells & Butlers
Released	11:58 12 May 2003
Number	9671K

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/05/03

Dealing in (name of company) MITCHELLS & BUTLERS

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
1,574,614		£2.1466

3. Resultant total of the same class owned or controlled (and percentage of class)

SIX CONTINENTS 0	0.00%
MITCHELLS & BUTLERS 19,624,095	2.67%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Chubb Plc)
Released	11:11 13 May 2003
Number	0182L

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/05/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 09/05/03

Dealing in (name of company) CHUBB PLC

1. Class of securities (eg ordinary shares) GBP ORD

2.

Amount bought	Amount sold	Price per unit
	1,905	£0.705

3. Resultant total of the same class owned or controlled (and percentage of class)

14,469,553	1.75

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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